# Nasdaq Regulation

Nasdaq

**Eun Ah Choi**
Vice President
Listing Qualifications

November 8, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 8, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Green Visor Financial Technology Acquisition Corp. I (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, $0.0001 par value,
and one-half of one redeemable warrant

Class A ordinary shares

Redeemable Warrants included as part of the units, each whole
warrant exercisable for one Class A ordinary share at an
exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*